SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ----------------

                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                          For the Fiscal Year Ended
                               December 31, 1995






                         Commission File Number 1-3720






                     W. R. GRACE & CO. SALARIED EMPLOYEES
                          SAVINGS AND INVESTMENT PLAN







                               W. R. Grace & Co.
                             One Town Center Road
                        Boca Raton, Florida 33486-1010

                       Financial Statements and Exhibits

      (a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of Price Waterhouse LLP, independent certified public accountants, dated May 3, 1996.

      (b) Exhibits. The Consent of Price Waterhouse LLP is being filed as an exhibit to this Report.

                                  SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                               W. R. GRACE & CO.
                               SALARIED EMPLOYEES
                               SAVINGS AND INVESTMENT PLAN



                               By:  /s/ J. A. LONGO
                                    ----------------------------
                                    J. A. Longo
                                    Chairman, Administrative
                                    Committee



Date:  June 27, 1996

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

May 3, 1996
To the Participants and
Administrative Committee of the
W. R. Grace & Co. Salaried Employees
Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits appearing on pages F-2 through F-4 of this report present fairly, in all material respects, the net assets available for plan benefits of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

       W. R. GRACE & CO. SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,

                             WITH FUND INFORMATION

                          DECEMBER 31, 1995 AND 1994





                                         1995             1994
                                    ------------      ------------

Assets:
  Investments:
  Insurance company contracts, at
   contract value                $   330,290,254   $  312,776,263
  Other securities, at cost            1,884,947        3,717,356
  W. R. Grace & Co.
   Common Stock
   (cost: 1995,  $71,710,197;
          1994, $73,689,690)         136,517,615      102,138,946
  Fidelity mutual funds
   (cost: 1995,  $125,005,664;
          1994, $100,749,566)
     Balanced Fund                    32,713,136       36,288,392
     Growth & Income Fund             18,334,825        7,439,265
     Blue Chip Growth Fund            53,087,838       35,661,705
     Contrafund                       26,560,934       15,136,486
     OTC Fund                          6,398,460        2,434,871
  Loans receivable                     7,530,970        5,972,697

  Contributions receivable             2,327,560        2,520,927
                                    ------------      ------------
  Net assets available
   for plan benefits             $   615,646,539   $  524,086,908
                                    ============      ============

                The accompanying notes to financial statements
                    are an integral part of this statement.

                      W.R. GRACE & CO. SALARIED EMPLOYEES
                         SAVINGS AND INVESTMENT PLAN
                      STATEMENT OF CHANGES IN NET ASSETS
              AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                           FIDELITY
                              FIXED INCOME  GRACE STOCK   EMPLOYEE STOCK   BALANCED
                                  FUND          FUND      OWNERSHIP PLAN     FUND
                             ------------  ------------  --------------  -----------
Contributions:
 Participants ..............  $ 14,527,789  $ 2,321,545    $         --   $ 3,316,451
 Transfers among funds  ....     8,384,569   (4,330,932)    (14,707,064)   (8,956,947)
 Company ...................            --           --       9,623,343            --
                             ------------  ------------  --------------  -----------
  Total ....................    22,912,358   (2,009,387)     (5,083,721)   (5,640,496)
                             ------------  ------------  --------------  -----------
Income from
 investments:
 Interest ..................    27,401,294       48,577          96,485        52,081
 Dividends .................            --           --(*)           --     1,467,024
 Net realized gain/(loss)  .            --    4,832,560       5,578,158      (598,503)
 Change in unrealized
  appreciation .............            --    6,416,015(*)   33,731,890     3,876,425
                             ------------  ------------  --------------  -----------
  Total ....................    27,401,294   11,297,152      39,406,533     4,797,027
                             ------------  ------------  --------------  -----------
 Less:
  Participant withdrawals  .    34,589,593    2,455,625       6,352,354     2,817,292
  Administrative Expenses  .       480,362       22,617         133,101        11,720
                             ------------  ------------  --------------  -----------
 Net increase/(decrease)  ..    15,243,697    6,809,523      27,837,357    (3,672,481)
 Net assets available for
  plan benefits:
  Beginning of year ........   316,463,004   26,583,729      77,308,836    36,584,585
                             ------------  ------------  --------------  -----------
  End of year ..............  $331,706,701  $33,393,252    $105,146,193   $32,912,104
                             ============  ============  ==============  ===========

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                FIDELITY
                              FIDELITY GROWTH   BLUE CHIP    FIDELITY     FIDELITY     LOANS
                               & INCOME FUND   GROWTH FUND  CONTRAFUND    OTC FUND   RECEIVABLE     TOTAL
                             ---------------  -----------  -----------  ----------  ----------  -----------
Contributions:
 Participants ..............    $ 1,637,301    $ 4,793,794  $ 2,774,097  $  726,788  $       -- $ 30,097,765
 Transfers among funds  ....      6,210,998      4,522,277    4,685,324   2,223,354   1,968,421            0
 Company ...................             --             --           --          --          --    9,623,343
                             ---------------  -----------  -----------  ----------  ----------  -----------
  Total ....................      7,848,299      9,316,071    7,459,421   2,950,142   1,968,421   39,721,108
                             ---------------  -----------  -----------  ----------  ----------  -----------
Income from
 investments:
 Interest ..................         11,946         64,140       30,059       6,236          --   27,710,818
 Dividends .................        755,020      4,133,831    2,066,717     359,605          --    8,782,197
 Net realized gain/(loss)  .        180,851      1,141,490      627,359     151,338          --   11,913,253
 Change in unrealized
  appreciation .............      2,628,500      5,601,287    3,125,396     646,768          --   56,026,281
                             ---------------  -----------  -----------  ----------  ----------  -----------
  Total ....................      3,576,317     10,940,748    5,849,531   1,163,947          --  104,432,549
                             ---------------  -----------  -----------  ----------  ----------  -----------
 Less:
  Participant withdrawals  .        509,560      2,780,044    1,871,800     134,303     410,148   51,920,719
  Administrative Expenses  .          3,273          5,789       15,930         515          --      673,307
                             ---------------  -----------  -----------  ----------  ----------  -----------
 Net increase/(decrease)  ..     10,911,783     17,470,986   11,421,222   3,979,271   1,558,273   91,559,631
 Net assets available for
  plan benefits:
  Beginning of year ........      7,517,653     35,893,907   15,301,806   2,460,691   5,972,697  524,086,908
                             ---------------  -----------  -----------  ----------  ----------  -----------
  End of year ..............    $18,429,436    $53,364,893  $26,723,028  $6,439,962  $7,530,970 $615,646,539
                             ===============  ===========  ===========  ==========  ==========  ===========

- ------------
(*) Dividends received are reinvested in shares of Grace Common Stock and reflected as part of Change in unrealized appreciation


                The accompanying notes to financial statements
                    are an integral part of this statement.

                      W.R. GRACE & CO. SALARIED EMPLOYEES
                         SAVINGS AND INVESTMENT PLAN
                      STATEMENT OF CHANGES IN NET ASSETS
              AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                               FIDELITY
                                  FIXED INCOME  GRACE STOCK   EMPLOYEE STOCK   BALANCED
                                      FUND          FUND      OWNERSHIP PLAN     FUND
                                 ------------  ------------  --------------  -----------
Contributions:
 Participants ..................  $ 15,319,654  $ 2,264,503    $        --    $ 4,903,959
 Transfers among funds .........       683,112    3,676,482     (5,720,077)    (8,456,230)
 Transfer to other plans  ......            --           --             --             --
 Company .......................            --           --     10,764,311             --
                                 ------------  ------------  --------------  -----------
  Total ........................    16,002,766    5,940,985      5,044,234     (3,552,271)
                                 ------------  ------------  --------------  -----------
Income/(loss) from investments:
 Interest ......................    26,195,455       25,169         41,056         41,665
 Dividends .....................            --           -- (*)         --      1,315,369
 Net realized gain/(loss)  .....            --      725,180        370,468       (996,891)
 Change in unrealized
  (depreciation)/appreciation  .            --     (712,233)(*) (4,061,770)    (2,694,545)
                                 ------------  ------------  --------------  -----------
  Total ........................    26,195,455       38,116     (3,650,246)    (2,334,402)
                                 ------------  ------------  --------------  -----------
Less:
 Participant withdrawals  ......    24,316,987    2,328,135      5,791,600      3,850,593
 Administrative expenses  ......       283,523       22,966        133,871         14,226
                                 ------------  ------------  --------------  -----------
Net increase/(decrease) ........    17,597,711    3,628,000     (4,531,483)    (9,751,492)
Net assets available for plan
 benefits:
Beginning of year ..............   298,865,293   22,955,729     81,840,319     46,336,077
                                 ------------  ------------  --------------  -----------
End of year ....................  $316,463,004  $26,583,729    $77,308,836    $36,584,585
                                 ============  ============  ==============  ===========

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                    FIDELITY
                                  FIDELITY GROWTH   BLUE CHIP    FIDELITY     FIDELITY     LOANS
                                   & INCOME FUND   GROWTH FUND  CONTRAFUND    OTC FUND   RECEIVABLE     TOTAL
                                 ---------------  -----------  -----------  ----------  ----------  -----------
Contributions:
 Participants ..................    $1,331,052     $ 3,892,689  $ 2,786,158  $  454,631  $       -- $ 30,952,646
 Transfers among funds .........       682,236       3,076,319      (67,681)     26,760   6,099,079            0
 Transfer to other plans  ......            --              --           --          --      (9,858)      (9,858)
 Company .......................            --              --           --          --          --   10,764,311
                                 ---------------  -----------  -----------  ----------  ----------  -----------
  Total ........................     2,013,288       6,969,008    2,718,477     481,391   6,089,221   41,707,099
                                 ---------------  -----------  -----------  ----------  ----------  -----------
Income/(loss) from investments:
 Interest ......................         4,387          25,638       14,481       2,011          --   26,349,862
 Dividends .....................       540,721         766,111      104,873      21,528          --    2,748,602
 Net realized gain/(loss)  .....       (37,087)           (566)    (194,020)    (47,720)         --     (180,636)
 Change in unrealized
  (depreciation)/appreciation  .      (364,578)      2,120,814     (120,532)    (30,082)         --   (5,862,926)
                                 ---------------  -----------  -----------  ----------  ----------  -----------
  Total ........................       143,443       2,911,997     (195,198)    (54,263)         --   23,054,902
                                 ---------------  -----------  -----------  ----------  ----------  -----------
Less:
 Participant withdrawals  ......       462,609       2,146,078    1,091,114     125,732     116,524   40,229,372
 Administrative expenses  ......         1,935           5,148       14,459         244          --      476,372
                                 ---------------  -----------  -----------  ----------  ----------  -----------
Net increase/(decrease) ........     1,692,187       7,729,779    1,417,706     301,152   5,972,697   24,056,257
Net assets available for plan
 benefits:
Beginning of year ..............     5,825,466      28,164,128   13,884,100   2,159,539          --  500,030,651
                                 ---------------  -----------  -----------  ----------  ----------  -----------
End of year ....................    $7,517,653     $35,893,907  $15,301,806  $2,460,691  $5,972,697 $524,086,908
                                 ===============  ===========  ===========  ==========  ==========  ===========

- ------------
(*) Dividends received are reinvested in shares of Grace Common Stock and reflected as part of Change in unrealized (depreciation)/appreciation.

                The accompanying notes to financial statements
                    are an integral part of this statement.

                     W. R. GRACE & CO. SALARIED EMPLOYEES
                          SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

     The following description of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan and the Summary Plan Description and the Prospectus Supplement for the Plan for more complete information.

General:

The Plan is a defined contribution plan originally adopted effective September 1, 1976, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting:

Within those units of W. R. Grace & Co. ("Grace") and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any salaried employee (or any salesman paid on a commission basis) and any other employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

Contributions to the Plan:

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of salary and/or commissions, incentive compensation, specially granted bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code, subject to an annual dollar limit on before-tax contributions of $9,500 for 1995 ($9,240 for 1994), which is in turn subject to annual adjustment for inflation and to regulations that restrict the contribution percentages of highly compensated participants in order to prevent discrimination in their favor. In addition, for both 1995 and 1994, federal income tax law limits to $150,000 (subject to annual adjustment for inflation) the annual compensation on which tax-qualified plan benefits may be based.

A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual limitations noted above.

Participants may elect to have their contributions invested in any one or more of the following funds in which the Plan participates:

                  Fixed Income Fund

                  The Fixed Income Fund is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

                  Grace Stock Fund

                  The Grace Stock Fund is invested in Grace Common Stock. Pending investment of cash credited to this Fund, this Fund may invest in short-term securities.

                  Fidelity Mutual Funds. The Plan also offers the following five Fidelity Mutual Funds to Plan participants:

                           Fidelity Balanced Fund is invested in both fixed income securities and equity securities at all times.

                           Fidelity Growth and Income Fund is invested in equity securities at all times and may be invested in fixed income securities, depending upon market conditions.

                           Fidelity Blue Chip Growth Fund is invested in equity securities of companies with higher than average earnings growth.

                           Fidelity Contrafund is invested in equity securities of companies generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

                           Fidelity OTC Portfolio is invested in equity securities of smaller companies traded in the over-the-counter market.

At December 31, 1995 and 1994, the number of participants contributing to the Plan was 6,836 and 7,014, respectively, and the number of participants in the various Funds (including former employees whose funds have not yet been distributed and who no longer contribute to the Plan) were as follows:


                  DECEMBER 31, 1995  DECEMBER 31, 1994
                 -----------------  -----------------
Fixed Income            7,632              7,182
Grace Stock            11,281              2,140
Balanced                2,710              3,017
Growth & Income         1,464              1,245
Blue Chip               3,583              3,199
Contra                  2,102              1,983
OTC                       897                614


The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

On any business day, participants may allocate their future contributions among the Funds and transfer the amounts related to their prior contributions in any of the Funds to other Funds. Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account.

Company contributions are generally credited to the Employee Stock Ownership Plan ("ESOP Fund"). The ESOP Fund is invested in Grace Common Stock. The ESOP Fund is an Employee Stock Ownership Plan, within the meaning of the Internal Revenue Code.

Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP Fund to any of the other Funds except the Grace Stock Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in Fidelity Mutual Funds are valued at the market prices quoted at year-end, which represent the net asset value of securities held. Investments in commercial paper, U.S. Treasury bills and U.S. government securities mutual funds are valued at cost, which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Loans receivable are valued at cost, which approximates fair value.

The assets of the Plan are commingled in the Trust Fund of the W. R. Grace & Co. Profit Sharing and Savings and Investment Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). For each Fund, assets and investment returns are allocated to each plan pro rata, based upon each plan's daily net asset balance in the Fund and the Trust Fund's daily total net asset balance attributable to the Fund. Income of each Fund is reinvested in that Fund, except that dividends paid on shares of Grace Common Stock held in the ESOP Fund are paid to participants on a quarterly basis or within 90 days after the end of the calendar year in which the dividends are received. The Trustee manages the Grace Stock Fund and the ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, except as delegated by that Committee.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating unit.

NOTE 3 - INVESTMENTS:

Fixed Income Fund:

The investments in the Fixed Income Fund consist primarily of guaranteed fixed income contracts, as shown on the following page:

          ISSUER & RATE               VALUE AT DECEMBER 31,              REPAYMENT TERMS
- -------------------------------  -----------------------------  -------------------------------
                                       1995           1994
                                 --------------  -------------
Metropolitan Life Insurance Co:
  9.55%                            $         --   $ 49,842,876  Repaid in installments on
                                                                12/15/92, 12/15/93 and 12/15/95
  9.05%                              65,553,785     60,333,904  Repayable 10/15/96
  7.00%                              44,925,983     42,140,831  Repayable 12/15/99

Prudential Insurance Company:
  9.13%                             122,585,478    112,741,591  Repayable 6/1/97
New York Life:
  5.91%                              19,582,728             --  Repayable 12/15/99
John Hancock Mutual Life
 Insurance Company:
  7.02%                              21,233,779     19,913,689  Repayable 6/30/01
  7.85%                              36,825,114     27,803,371  Repayable 12/15/00
  6.01%                              19,583,387             --  Repayable 6/15/98
                                 --------------  -------------  -------------------------------
                                   $330,290,254   $312,776,262
                                 ==============  =============

Other investments in the Fixed Income Fund at December 31, 1995 and 1994 consisted of the following:


                                        DECEMBER 31,
                                  -----------------------
                                      1995        1994
                                  ----------  -----------
Commercial paper, at cost, which
 approximates market value          $563,653   $2,722,418
                                  ==========  ===========

Grace Stock Fund:

As of December 31, 1995 and 1994, the Grace Stock Fund held 556,273 and 679,212 shares of Grace Common Stock, respectively.

Sales/distributions of Grace Common Stock by/from the Grace Stock Fund resulted in net realized gains, as shown below:


                                               DECEMBER 31,
                                      ----------------------------
                                           1995           1994
                                      -------------  -------------
Proceeds from sales/distributions of
 securities                             $42,517,965    $17,367,689
Cost of securities sold/distributed      37,685,405     16,642,509
                                      -------------  -------------
Net realized gain                       $ 4,832,560    $   725,180
                                      =============  =============

Other investments in the Grace Stock Fund under the Plan at December 31, 1995 and 1994 consisted of the following:



                                       DECEMBER 31,
                                  ---------------------
                                      1995       1994
                                  ----------  ---------
Commercial paper, at cost, which
 approximates market value          $367,685   $205,050
                                  ==========  =========



ESOP Fund:

As of December 31, 1995 and 1994, this Fund held 1,752,693 and 1,965,142 shares of Grace Common Stock, respectively.

Sales/distributions of Grace Common Stock by/from the ESOP Fund under the Plan resulted in net realized gains, as follows:


                                               DECEMBER 31,
                                      ----------------------------
                                           1995           1994
                                      -------------  -------------
Proceeds from sales/distributions of
 securities                             $22,215,533    $11,936,398
Cost of securities sold/distributed      16,637,375     11,565,930
                                      -------------  -------------
Net realized gain                       $ 5,578,158    $   370,468
                                      =============  =============

Other investments in the ESOP Fund at December 31, 1995 and 1994 consisted of the following:


                                       DECEMBER 31,
                                  ---------------------
                                      1995       1994
                                  ----------  ---------
Commercial paper, at cost, which
 approximates market value          $953,609   $789,888
                                  ==========  =========


NOTE 4 - FEDERAL INCOME TAXES:

On July 13, 1995, the Internal Revenue Service issued a letter stating that the Plan, as currently in effect, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan continues to be qualified, and the related Trust is tax exempt. As a result, no income taxes are required to be paid by the Plan, and participants are not taxed on Company contributions, before-tax contributions and any earnings or gains from investments attributable to their Plan accounts while such contributions, earnings and gains remain in the Trust.





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                                     F-10


NOTE 5- PLAN TERMINATION:

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.